UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒.            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

APPENDIX 4D

Orbital Corporation Limited

ABN 32 009 344 058

Half Year Report

1.	Details of the reporting period and the previous corresponding period

Reporting period:	Half year ended 31 December 2012
Previous corresponding period:	Half year ended 31 December 2011

2.	Results for announcement to the market

		A$’000			A$’000
2.1 Revenue from ordinary activities	Down	48	0.4%	to	12,958

2.2 Net profit for period	Up	44	42.7%	to	147

2.3 Profit attributable to equity holders	Up	44	42.7%	to	147

2.4 There is no proposal to pay dividends for the six months ended 31 December 2012.

3.	Net tangible assets per share

	31 December 2012	30 June 2012
Net tangible assets per share (cents)	31.19	31.14

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2012

HALF-YEAR FINANCIAL REPORT

Orbital Corporation Limited

Director’s Report

Your Directors submit their report for the half year ended 31 December 2012.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name	Information on Directors

William Peter Day	Non Executive Director and Chairman.

Terry Dewayne Stinson	Managing Director and Chief Executive Officer.

Mervyn Thomas Jones	Non Executive Director and Chairman of the Audit Committee.

Vijoleta Braach-Maksvytis	Non Executive Director and Chairman of the Human Resources, Remuneration and Nomination Committee.

REVIEW AND RESULTS OF OPERATIONS

Financial Overview(1)(unreviewed)

			Dec 2012	Dec 2011
			$’000	$’000

System Sales		Revenue	11,790	7,028
		Segment result	1,289	137

Consulting Services		Revenue	602	5,372
		Segment result	(1,359)	(889)

Royalties and Licences		Revenue	452	438
		Segment result	243	220

Total		Revenue	12,844	12,838
		Segment result	173	(532)

	Dec 2012	Dec 2011
Synerject	US$’000	US$’000
Revenue (100%)	70,290	66,419

	equity accounted profit		2,247	2,154
Other income			182	692
Foreign exchange gain/(loss)			54	(22)
Finance costs (net)			(248)	(171)
Research and development			(687)	(232)
Other expenses			(1,555)	(1,759)

Profit before tax			166	130
Taxation			(19)	(27)

Profit after tax			147	103

(1)	The non-IFRS information has been extracted from Orbital’s interim financial report which has been subject to review by the external auditors. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

Orbital Corporation Limited

Director’s Report (continued)

Detailed comments on Orbital’s four business streams are as follows:

System Sales

	Dec 2012	Dec 2011
	$’000	$’000
Revenue	11,790	7,028
Segment result	1,289	137

Development and supply of engine management systems, complete engine systems and components is the cornerstone of Orbital’s growth strategy. Orbital aims to build on its core technical strengths in engine and fuel system design, development and now low volume manufacturing. The plan is that this business stream will augment Orbital’s traditional revenue streams of engineering consulting services and royalties.

Revenues for the half year were $11,790,000 a 68% increase on the corresponding period last year. Orbital’s initiatives in supplying LPG systems to an Original Equipment Manufacturer (OEM) and to the aftermarket were enhanced by the commencement of supply of Unmanned Aerial Systems (UAS) engines in August 2012.

A key product developed last year by Orbital Consulting Services was the UAS engine supplied to AAI, a Textron Inc (NYSE: TXT) company, for use in its Aerosonde® 4.7 Unmanned Aerial Vehicle (UAV). The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities. The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application. Dedicated facilities have been commissioned at Orbital’s Perth facility to support this program and supply commenced in August 2012.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars. In December 2012, Ford Motor Company Australia was the recipient of the prestigious SAE Australasia Gold Engineering Excellence Awards – 2012 for the development and implementation of the EcoLPi vehicle.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share. Orbital is well positioned for any upturn in the LPG market as it is becoming, through OAS and SGA, a major player in the Australian LPG system supply market.

Orbital Corporation Limited

Director’s Report (continued)

Synerject

	Dec 2012	Dec 2011
	US$’000	US$’000
Synerject (100%) Revenue	70,290	66,419
Profit after tax	5,444	5,066
Operating cash flow, including capex	1,459	2,248

	A$’000	A$’000
Equity accounted contribution	2,247	2,154

Synerject, Orbital’s 42:58% Joint Venture Partnership with Continental AG, is a key supplier of engine management systems to the non-automotive market. Original Equipment products using Synerject’s engine management systems range from high performance motorcycle/recreational vehicles to high volume scooter and small engine applications.

Synerject reported a 6% increase in revenue compared to the same period last year due partly to increased product offerings, together with post global financial crisis market recovery, primarily in the marine market. Synerject has invested in new technology for a number of years; for example low cost engine management systems for motorcycle applications, which have underpinned the significant and regular growth over a number of years. As reported previously the Taiwanese motorcycle and European and North American snowmobile markets feature strongly in Synerject’s recent growth. These together with the motorcycle markets in China and India and continuing recovery in non-automotive markets will be important in the future.

The increased revenue and tight cost control has resulted in a record half year profit after tax of US$5,444,000 for Synerject an improvement of 7% over the previous corresponding period.

Synerject generated US$1,459,000 positive cash flow whilst absorbing an increase in working capital of US$5,609,000. The cash was utilised in the payment of dividends and debt repayment. At 31 December 2012, Synerject held cash of US$2,735,000 and borrowings of US$737,000 (June 2012: net cash of US$1,617,000)

Orbital Corporation Limited

Director’s Report (continued)

Consulting Services

	Dec 2012	Dec 2011
	$’000	$’000
Revenue	602	5,372
Contribution	(1,359)	(389)

Allowance for doubtful debts	—	(500)

Segment Result	(1,359)	(889)

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, research and development for advanced combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification. Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the half year was $602,000 down 89% compared to last year. As anticipated and noted in February 2012 the strong Australian dollar and reduced customer demand severely impacted consulting work awarded by OCS’s traditional European, USA and Asian customers in the 2nd half year.

A major part of the engineering and consulting work carried out during the prior comparative period was the development and supply of heavy fuel engines for AAI Unmanned Aircraft Systems

The supply of engines for AAI offset a reduction in Orbital’s traditional consulting services revenue. Continued softness in customer demand coupled with the continuing high value of the Australian dollar has impacted OCS’s ability to win consulting engineering from overseas customers and achieve historical margins.

In addition to providing fee for service consulting work for customers, Orbital’s engineering group provide key services across the Orbital group supporting existing products and development of new products, along with research and development aligned with Orbital’s strategic growth strategies. The focus will continue to shift from consulting to development of products. Consulting Services however will continue to be a segment that generates new opportunities and new customers.

At 31 January 2013, the OCS order book stood at $1,000,000 (30 June 2012 $1,000,000). The team has been working to secure several key contracts, which have the potential to deliver on our strategic plans. As it stands today the reduced order book will result in a trading loss for the year for the OCS business. We will continue to control costs throughout the balance of the year while protecting key resources that enable delivery on key projects and strategic plans.

Royalties and Licences

	Dec 2012	Dec 2011
	$’000	$’000
Revenue	452	438
Segment result	243	220

Orbital earns royalties from product using its FlexDITM systems and technology. The royalty bearing products today are in the marine and the scooter/motorcycle markets.

FlexDITM product volumes in the marine market improved compared to the same period last year. This improvement in volumes delivered a 3% increase in revenue for the half year.

Typically the second half of the financial year is the more active half for royalty revenue aligned with the North American spring and early summer recreational product build and peak sales period.

Other

Other income decreased by $510,000 primarily due to the fair value gain of $392,000 from the reduction in contingent consideration recognised in the comparative period and lower automotive grant income during the reporting period.

Orbital Corporation Limited

Director’s Report (continued)

Cash Flow	Dec 2012 $’000	Dec 2011 $’000
Operating cash flow	(1,511)	(3,733)
Synerject dividend	445	709

	(1,066)	(3,024)
Other capital expenditure and development costs	(180)	(407)
Proceeds/(repayment) of borrowings	(9)	1,916

Movement in cash/term deposits	(1,255)	(1,515)

Net cash used in operations (including the Synerject dividend of $445,000 and redundancy payments of $554,000) was $1,066,000 (2011:$3,024,000). This included an increase in working capital of $208,000 due primarily to an increase in receivables at the reporting date. The net cash used in operations, including the Synerject dividend, but before working capital movements was $858,000 (2011: $420,000).

At 31 December 2012 Orbital had borrowings of $2,500,000 and cash (including short term deposits) of $3,909,000.

Outlook

As announced in mid-January 2013, Orbital won an additional order for UAS engines that is expected to take the total revenue for UAS engines and spare parts to over $10,000,000 for the current financial year.

It is anticipated that the alternative fuels businesses will see little revenue growth in the 2nd half as both Ford production and the LPG aftermarket continued to be subdued and well below historical levels.

Synerject has achieved revenue growth in this reporting period (including 4% improvement in equity accounted result) continuing a number of successful growth years. Synerject is targeting further growth in the future however due to the timing of customer build schedules it is not anticipated to be realised in Orbital’s second half. Synerject will continue to be profitable and cash flow positive but the strong Australian dollar and timing issues noted above will likely result in a reduced equity accounted contribution from Synerject in the second half.

As noted above, the OCS international business is affected by the strong Australian dollar, and as a result the order book at 31 December 2012 is lower than historical levels and internal targets. Core engineering resources are being utilised in the production of UAS engines and key research and development activities in alternative fuels and product development.

The sale of the portion of our interest in Synerject will significantly improve the Company’s liquidity position. Orbital is targeting a similar operating result in the second half that is expected to deliver a profit for the full financial year ending 30 June 2013.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 6 and forms part of the Directors’ Report for the half year ended 31 December 2012.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.

WP Day

Chairman

Sydney, 26 February 2013

Auditor’s Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our review of the consolidated financial report of Orbital Corporation Limited for the half year ended 31 December 2012, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T G Dachs

Partner

Perth

26 February 2013

Liability limited by a scheme approved under Professional Standards Legislation

Orbital Corporation Limited

Consolidated Income Statements

		Consolidated
For the half year ended 31 December 2012	Note	31 Dec 2012	31 Dec 2011
		$’000	$’000
Sale of goods		11,790	7,028
Engineering services income		602	5,372
Royalty and licence income		452	438
Other revenue	4(a)	114	168

Total Revenue		12,958	13,006

Other income	4(b)	357	812

Inventory expense		(6,521)	(4,072)
Employee benefits expense	4(c)	(4,885)	(6,052)
Depreciation and amortisation		(447)	(499)
Engineering consumables and contractors		(318)	(1,550)
Occupancy expenses		(823)	(848)
Travel and accommodation		(186)	(214)
Communications and computing		(339)	(414)
Patent costs		(126)	(134)
Insurance costs		(347)	(376)
Audit, compliance and listing costs		(310)	(246)
Finance costs	5	(362)	(339)
Other expenses	4(d)	(732)	(1,098)
Share of profit from associate	7(a)	2,247	2,154

Profit before income tax		166	130
Income tax expense	6	(19)	(27)

Net profit for the period		147	103

Profit for the period attributable to owners of the parent		147	103

Basic earnings per share (in cents)		0.30	0.21
Diluted earnings per share (in cents)		0.30	0.21

Orbital Corporation Limited

Consolidated Statements of Comprehensive Income

	Consolidated
For the half year ended 31 December 2012	31 Dec 2012 $’000	31 Dec 2011 $’000
Net profit for the period	147	103

Items that may be reclassified subsequently to profit or loss
Share of foreign currency reserve of equity accounted investment	121	(219)
Foreign currency translation	(323)	1,032

Other comprehensive income/(loss) for the period, net of tax	(202)	813

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	(55)	916

Total comprehensive income/(loss) for the period attributable to owners of the parent	(55)	916

Consolidated Statements of Changes in Equity

For the half year ended 31 December 2012	Share Capital $’000	Retained Profits $’000	Employee Equity Benefits Reserve $’000	Foreign Currency Translation Reserve $’000	Total $’000
At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482
Profit for period	—	103	—	—	103
Other comprehensive income	—	—	—	813	813

Total comprehensive income for the half-year	—	103	—	813	916

Transactions with owners in their capacity as owners
Share based payments	91	—	179	—	179

Balance at 31 December 2011	19,436	3,158	1,446	(3,372)	20,668

At 1 July 2012	19,436	2	1,547	(3,554)	17,431
Profit for period	—	147	—	—	147
Other comprehensive income	—	—	—	(202)	(202)

Total comprehensive income for the half-year	—	147	—	(202)	(55)

Transactions with owners in their capacity as owners
Share based payments	82	—	113	—	195

Balance at 31 December 2012	19,518	149	1,660	(3,756)	17,571

Orbital Corporation Limited

Consolidated Statements of Financial Position

		Consolidated
As at 31 December 2012	Note	31 Dec 2012 $’000	30 June 2012 $’000
ASSETS
Current assets
Cash and cash equivalents	8	2,544	3,799
Other financial assets	9	1,365	1,371
Trade and other receivables		5,016	4,168
Inventories		4,104	5,197
Non-current asset held for sale	7(b)	4,392	—

Total current assets		17,421	14,535

Non-current assets
Investment in associate	7(b)	10,980	13,696
Deferred taxation asset		5,802	5,767
Plant and equipment		3,721	3,949
Intangibles and goodwill		2,184	2,257

Total non-current assets		22,687	25,669

TOTAL ASSETS		40,108	40,204

LIABILITIES
Current liabilities
Trade payables and other liabilities		4,594	4,841
Borrowings	10(a)	2,915	2,864
Contingent consideration	10(b)	2,296	—
Employee benefits		1,896	2,117
Deferred revenue		316	316
Government grants		225	225
Other provisions		640	526

Total current liabilities		12,882	10,889

Non-current liabilities
Borrowings		—	59
Long term borrowings		7,911	7,650
Employee benefits		96	119
Government grants		1,312	1,424
Contingent consideration	10(b)	—	2,296
Other provisions		336	336

Total non-current liabilities		9,655	11,884

TOTAL LIABILITIES		22,537	22,773

NET ASSETS		17,571	17,431

EQUITY
Share capital	11	19,518	19,436
Reserves		(2,096)	(2,007)
Retained profits		149	2

TOTAL EQUITY		17,571	17,431

Orbital Corporation Limited

Consolidated Statements of Cash Flows

	Consolidated
For the half year ended 31 December 2012	31 Dec 2012 $’000	31 Dec 2011 $’000
Cash Flows from Operating Activities
Cash receipts from customers	12,675	15,307
Cash paid to suppliers and employees	(14,090)	(19,091)

Cash used by operations	(1,415)	(3,784)
Interest received	114	172
Interest paid	(126)	(121)
Income taxes paid	(84)	—

Net cash used in operating activities	(1,511)	(3,733)

Cash Flows from Investing Activities
Dividends received from associate	445	709
Proceeds from sale of plant and equipment	5	19
Acquisition of plant and equipment	(191)	(426)
Redemption of short term deposit	6	—

Net cash from investing activities	265	302

Cash Flows from Financing Activities
Proceeds from borrowings	—	2,564
Repayment of borrowings	(9)	(648)

Net cash provided by/(used in) financing activities	(9)	1,916

Net decrease in cash and cash equivalents	(1,255)	(1,515)
Cash and cash equivalents at 1 July	3,799	3,440
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	—	2

Cash and cash equivalents at 31 December	2,544	1,927

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the half year ended 31 December 2012 comprises the Company and its subsidiaries (together referred to as the “Group”). Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries (see the Directors’ Report)

The consolidated financial report was authorised for issue by the directors on 26 February 2013.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a)	Basis of preparation

This general purpose condensed financial report for the half year ended 31 December 2012 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2012 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2012 in accordance with the continuous disclosure obligations of the ASX listing rules.

The accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

From 1 July 2012 the Group has adopted all relevant Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2012. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

The Group has not elected to early adopt any new standards or amendments.

(b)	Going Concern

The Group achieved a net profit after tax for the half year ended 31 December 2012 of $147,000 (2011: Profit of $103,000) and experienced net cash outflows from operating activities of $1,511,000 (2011: $3,733,000). At 31 December 2012, the Group had net current assets of $4,539,000 (30 June 2012: $3,646,000). The cash and term deposit position of the Group at 31 December 2012 was $3,909,000.

This report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business. In forming this view, the directors have taken into consideration the following:

•

On 25 February 2013 the Company announced that it had reached agreement with Continental for the sale of a 12% interest in Synerject for US$6,000,000. The settlement and receipt of the US$6,000,000 will occur on 1 March 2013.

•	Management’s strategies to improve sales and profits, while carefully controlling discretionary spending; and

•

The company is listed on the Australian Securities Exchange, and has access to the Australian equity markets. Accordingly, management considers it maintains a reasonable expectation of being able to raise funding from the market if and when required.

The Directors believe the company can meet all its liabilities as and when they fall due.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

3.	OPERATING SEGMENTS

The following table presents revenue and profit information for reportable segments for the half years ended 31 December 2012 and 31 December 2011.

	System Sales		Consulting Services		Royalties and Licences		Consolidated
	31 Dec 2012 $’000	31 Dec 2011 $’000	31 Dec 2012 $’000	31 Dec 2011 $’000	31 Dec 2012 $’000	31 Dec 2011 $’000	31 Dec 2012 $’000	31 Dec 2011 $’000
Revenue – external customers	11,790	7,028	602	5,372	452	438	12,844	12,838

Unallocated other revenue							114	168

Total Revenue							12,958	13,006

Segment profit/(loss)	1,289	137	(1,359)	(889)	243	220	173	(532)

Research & development costs							(687)	(232)
Unallocated expenses (net)*							(1,205)	(921)
Finance costs							(362)	(339)
Share of profit from associate							2,247	2,154

Profit before related income tax							166	130

Income tax expense							(19)	(27)

Net profit for the period							147	103

*	Unallocated expenses (net) includes other income and corporate overheads which are not allocated to operating segments as they are considered to support the Group as a whole.

	31 Dec	31 Dec
	2012	2011
	$’000	$’000
4. REVENUE, INCOME AND EXPENSES

(a) Other revenue
Interest Income	114	168

(b) Other Income
Automotive grant income	182	300
Government grant	112	112
Movement on fair value of financial liability through profit and loss (refer note 10(b))	—	392
Net foreign exchange gains	54	—
Other	9	8

	357	812

(c) Employee benefits expense
Salaries and wages	3,918	5,112
Contributions to defined contributions superannuation funds	436	486
Share based payments	195	270
Increase/(decrease) in liability for annual leave	1	(52)
Increase/(decrease) in liability for long service leave	18	(128)
Other associated personnel expenses	317	364

	4,885	6,052

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

	31 Dec	31 Dec
	2012	2011
	$’000	$’000
4. REVENUE, INCOME AND EXPENSES (continued)

(d) Other Expenses
Administration costs	155	157
Marketing costs	118	150
Investor relations	25	28
Freight & courier	69	123
Motor vehicle expenses	38	36
Impairment of receivables*	11	490
Allowance for slow moving inventory	96	—
Allowance for warranty	167	60
Net foreign exchange losses	—	22
Other	53	32

	732	1,098

*	An allowance for impairment of receivables is recognised when there is objective evidence that an individual trade receivable is impaired.

5. FINANCE COSTS

Non-cash interest expense WA Government Loan (a)	261	254
Trade finance facility	101	85

	362	339

(a)	The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

6. TAXATION

Current income tax
Withholding tax	—	10
Australian tax	—	(1)
United States of America Federal and State taxes	(154)	(81)

	(154)	(72)

Deferred tax
Relating to originating and reversing temporary differences	(9)	(36)
Benefit on recognition of tax losses	144	81

	135	45

Total income tax expense in income statement	(19)	(27)

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”). Synerject LLC is a pass-through enterprise for taxation purposes and as such Orbital is assessed for various State income taxes and Federal income taxes (Alternative Minimum Tax). The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

7.	INVESTMENT IN ASSOCIATE

As at 31 December 2012, the consolidated entity holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2012: 42%; 31 December 2011: 42%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

	31 Dec	31 Dec
	2012	2011
	$’000	$’000
(a) Results of Synerject
Share of Synerject’s profit after income tax	2,156	2,062
Adjustments:
- dissimilar accounting treatment with respect to intangibles	91	92

Share of jointly controlled entity’s net profit accounted for using the equity method	2,247	2,154

	31 Dec	30 June
	2012	2012
	$’000	$’000
(b) Movements in the carrying amount of the Group’s interest in Synerject
Balance at the beginning of reporting period	13,696	11,406
Share of profits after tax	2,247	3,480
Share of reserves	122	(199)
Dividends received	(445)	(1,544)
Unrealised foreign exchange movements	(248)	553

Balance at the end of reporting period	15,372	13,696

Classified as
Non-current asset held for sale (i)	4,392	—
Investment in associate	10,980	13,696

Balance at the end of the reporting period	15,372	13,696

(i)	The Company’s 12% interest in Synerject has been classified as held for sale as at 31 December 2012, reflecting the then advanced but incomplete negotiations at that time. On 25 February 2013 the Company announced that it had reached agreement with Continental for the sale of a portion of its interest in Synerject. Effective 1 March 2013, Continental will acquire an additional 12% interest in Synerject for US$6,000,000. Following the sale the equity interests of Orbital and Continental will be 30% and 70% respectively. Orbital will record a profit before tax of approximately US$1.5 million on the sale; however will also derecognise deferred tax assets of a similar amount due to a reduction in estimated future taxable profits used to support the recognition of the deferred tax asset at balance sheet date.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

	31 Dec 2012 $’000	30 June 2012 $’000

8. CASH AND CASH EQUIVALENTS

Cash at bank	276	503
Cash at bank - US dollars	20	42
Cash at bank - European currency units	5	26
At call deposits - financial institutions	2,243	3,228

	2,544	3,799

9. OTHER FINANCIAL ASSETS

Short term deposits – financial institutions*	1,365	1,371

*	The Company uses the short term deposit of $1,365,000 (30 June 2012: $1,365,000) as cash collateral for the financing facilities provided by the Company’s bankers.

10.	FINANCIAL LIABILITIES

(a)	Interest bearing liabilities

Obligations under hire purchase contracts	69	18
Current portion of long term borrowings	346	346
Loans and advances	2,500	2,500

	2,915	2,864

The Company has fully drawn down its Business Bank Bill Loan facility of $2,500,000.

(b)	Contingent consideration

Contingent consideration for business acquisition	2,296	2,296

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and therefore gives the Group a present ownership interest. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (contingent consideration liability).

The underlying obligations under the Put and Call options that gives rise to the contingent consideration liability were initially recognised at fair value and subsequently at fair value through the profit and loss.

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

	31 Dec 2012 $’000	30 June 2012 $’000

11. SHARE CAPITAL
Ordinary shares	19,518		19,436

Movement in ordinary shares on issue	Number	$	’000

At 1 July 2011	48,482,558		19,345
Shares issued pursuant to employee share plan	239,919		91

At 31 December 2011	48,722,477		19,436

At 1 July 2012	48,722,477		19,436
Shares issued pursuant to employee share plan	612,114		82

At 31 December 2012	49,334,591		19,518

12.	SHARE BASED PAYMENTS

The Company has three employee share plans in which the key management personnel participate.

Employee Share Plan No. 1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

Total expense recognised during the period is $82,000.

There were 612,114 shares issued under the Employee Share Plan No.1 during the reporting period.

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

During the period, a total of 2,290,000 rights were offered to 4 executives (2011: 1,687,500 rights offered to 5 executives).

The terms and conditions of the offer made during the half year ended 31 December 2012 are as follows:

The number of shares that the executive actually receives depends on the performance of the Company as measured by the Company’s “Earnings Per Share”.

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the Company’s Earnings Per Share:

Company Performance (Earnings Per Share)	% of Personal Allotment issued to each executive
Less than 5 cents per share	0%

At or above 5 cents per share but below 7 cents per share	25% - 49% (on a straight-line basis)

At or above 7 cents per share but below 9 cents per share	50% - 99% (on a straight-line basis)

At or above 9 cents per share	100%

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2012

12.	SHARE BASED PAYMENTS (continued)

Executive Long Term Share Plan (continued)

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-12	3 years	31-Aug-15	20 cents	nil	20 cents

*	The grant date of the EPS related rights for the Managing Director was 7 November 2012, the date that they were approved by shareholders at the AGM, with a fair value and market price on grant date of 19 cents.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

Performance Rights Plan

The Company also has a Performance Rights Plan as part of its long-term incentive arrangements for senior executives. Refer to the 30 June 2012 Annual Report for information on the terms and conditions of the Performance Rights Plan.

There have been no issues of performance rights under the Performance Rights Plan during the reporting period.

13.	COMMITMENTS AND CONTINGENCIES

There have been no significant changes to the commitments and contingencies disclosed in the most recent annual financial report.

14.	EVENTS SUBSEQUENT TO BALANCE DATE

On 25 February, 2013 the Company announced that it had reached agreement with Continental for the sale of a portion of its interest in Synerject. Effective 1 March 2013, Continental will acquire an additional 12% interest in Synerject for US$6,000,000. Following the sale the equity interests of Orbital and Continental will be 30% and 70% respectively. Orbital will record a profit before tax of approximately US$1.5 million on the sale; however will also derecognise deferred tax assets of a similar amount due to a reduction in estimated future taxable profits used to support the recognition of the deferred tax asset at balance sheet date.

Other than the agreement to sell a portion of Synerject, there have been no other events subsequent to balance date which would have a material effect on the Group’s financial statements at 31 December 2012.

Orbital Corporation Limited

Director’s Report

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)	The financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)	Giving a true and fair view of the financial position as at 31 December 2012 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

WP Day

Chairman

Dated: 26 February 2013

Sydney, Western Australia

Independent review report to members of Orbital Corporation Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited, which comprises the statement of financial position as at 31 December 2012, the income statement, the statement of comprehensive income, the statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Liability limited by a scheme approved
under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

T G Dachs

Partner

Perth

26 February 2013

Orbital Corporation Limited

Corporate Information

ABN 32 009 344 058

Directors

W.P. Day, Chairman

T.D. Stinson, Managing Director and Chief Executive Officer

M.T. Jones

V. Braach-Maksvytis

Company Secretary

I.G. Veitch

Registered office

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Principal place of business

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Share Register

Computershare Investor Services Pty Ltd

Level 2

45 St George’s Terrace

Perth, Western Australia 6000

ADR Facility

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Share Trading Facilities

Australian Stock Exchange Limited (Code “OEC”)

NYSE Amex (Code “OBT”)

Auditors

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date: 28 February, 2013	By	/S/ IAN VEITCH
(Signature)*
Ian Veitch Company Secretary